SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Irsa Inversiones y Representaciones

Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 11, 2010 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated November 11, 2010, the Company reported its financial statements for the period ended on September 30, 2010 requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules.

IRSA Inversiones y Representaciones Sociedad Anónima

September 30, 2010 and 2009

1. Period Results

	In thousands of Ps.
	06/30/10	06/30/09
Ordinary	53,193	158,635
Extraordinary	—	—
Period Profit	56,193	158,635

2. Net Worth Composition

Subscribed Capital	578,676	578,676
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares integral adjustment	—	—
Premium on Shares	793,123	793,123
Legal Reserve	40,306	32,374
Reserve for New Projects	193,486	193,486
Retained Earnings	561,802	342,212
Transitory Conversion Difference	18,966	14,133

Total Net Worth	2,460,746	2,228,391

In accordance with Article o), of the above referred rules, the Company informed that as of the end of the Financial Statements period the stock capital of the Company was Ps. 578,676,460; its share composition is divided into 578,676,460 non endorsable registered common shares face value Ps. 1 each, and with one vote each.

The principal shareholder of the Company is Cresud S.A.C.I.F.y A. (“Cresud”), with 332,666,752 shares, which represent 57.49% of the issued and outstanding capital stock of the Company.

Furthermore, we inform that as of September 30, 2010, without taking into account Cresud’s holdings, other share holders held 246,009,708 nominative non-endorsable common shares of Ps. 1 par value each and entitled to 1 vote each, which represents 42.51% of the issued and outstanding capital stock.

As of September 30, 2010, there are no options or convertible notes outstanding to acquire our shares.

Among the activities developed during the period, the following may be highlighted:

•	Revenues and EBITDA for the quarter increased 17% compared to the same quarter of the previous fiscal year, to Ps. 306.8 million and Ps. 177.0 million, respectively.

•	Operating income increased 24% to Ps. 138.0 million.

•

Net income was Ps. 56.2 million, compared to Ps. 131.4 million posted in the same period of the previous fiscal year, due to lower income from Banco Hipotecario S.A. mainly caused by the lower appreciation of government securities holdings during this quarter compared to the same quarter of the previous fiscal year.

•	There was a substantial increase in revenues from our Shopping Center and Hotel segments, and a strong recovery in our Hotel occupancy levels.

•	The new Dot Building office building was opened and commercialization has started. The rest of the rental office portfolio has maintained satisfactory rental and occupancy levels.

•	On July 1, 2010, APSA started to operate “Soleil Factory”, its 12th shopping center.

•

After the closing of the quarter, IRSA consummated the purchase of Parque Arauco’s equity interest in APSA, thus increasing its interest to 94.9% and strengthening its presence in the shopping center segment.

•	In addition, the Shareholders’ Meeting held on October 29, 2010 resolved to distribute dividends for Ps. 120 million (Ps. 0.207 per share or Ps. 2.07 per ADR).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: November 11, 2010.